Exhibit 99.1

New MidRange Natural Gas Engine Featured at STN Expo

ISB6.7 G Natural Gas Engine a Natural Choice for Type C School Bus Market

RENO, NV, July 28, 2015 /CNW/ - Cummins Westport Inc. is introducing the 2016 ISB6.7 G, a 6.7-liter MidRange, factory-built, dedicated natural gas engine, to the Type C School bus market at the North American School Bus Show – STN Expo Conference and Trade Show July 25-28 in Reno.

The ISB6.7 G natural gas engine is based on the Cummins ISB6.7 diesel engine platform – the industry leader in the Cummins MidRange engine family and the top-selling engine in the school bus market. The ISB6.7 G is fueled by compressed natural gas (CNG), liquefied natural gas (LNG) or renewable natural gas (RNG), utilizing Cummins Westport's proprietary spark-ignited, stoichiometric combustion with cooled Exhaust Gas Recirculation (SEGR) technology. Currently in field trials, the ISB6.7 G will be in full production by mid-2016.

An important feature of the ISB6.7 G is Three-Way Catalyst (TWC) aftertreatment, which is packaged as a muffler, and is maintenance-free. No Diesel Particulate Filter (DPF) or Selective Catalytic Reduction (SCR) aftertreatment will be required.

Preliminary specifications include a range of ratings up to 260 hp and 660 lb-ft torque, and automatic transmission capability, to meet customer and original equipment manufacturer (OEM) requirements. The ISB6.7 G will be manufactured at the Cummins Rocky Mount Engine Plant in Whitakers, N.C.

"We are pleased to display the ISB6.7 G to pupil transportation professionals from across the United States and worldwide here at the STN Expo," said Rob Neitzke, President of Cummins Westport. "The ISB6.7 G is the natural choice for Type C school bus customers desiring clean, quiet and safe operations with diesel-like power and performance."

The ISB6.7 G will be certified at launch to meet the U.S. Environmental Protection Agency (EPA) and California Air Resources Board (ARB) emissions standards of 0.20 g/bhp-hr nitrogen oxides (NOx) and 0.01 g/bhp-hr particulate matter (PM), and 2017 U.S. greenhouse gas (GHG) and fuel-economy regulations.

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets 6 liter-to-12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses. Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI) – a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emissions solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT/TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as CNG, LNG, hydrogen and biofuels such as landfill gas. For more information, visit cumminswestport.com.

Note: This document contains forward-looking statements. Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the timing of full production of the ISB6.7 G engine.   Cummins Westport's business, operations, markets, technology development, and  regarding the environment in which Cummins Westport operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and are based on assumptions that may cause our actual results, levels of performance, activity or achievement to be materially different from that implied by these forward looking statements.  These risks, uncertainties and assumptions include those relating to our industry and products, technological development, demand for natural gas vehicles as well as other risk factors and assumptions. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law. The contents of any website referenced in this press release are not incorporated herein by reference.

SOURCE Cummins Westport Inc.

%CIK: 0001370416

For further information: Inquiries: Westport Innovations Inc., Darren Seed, Vice President, Capital Markets & Communications, Phone: (604) 718-2046, E-mail: invest@westport.com, Web: westport.com; Cummins Inc., Spencer Dell, Marketing Communications Manager, Phone: (812) 377-7147, E-mail: spencer.dell@cummins.com, Web: cumminsengines.com

CO: Cummins Westport Inc.

CNW 08:00e 28-JUL-15